EXHIBIT 99.6

Dow Jones

Interviewee Suresh Senapaty, CFO

Dow Jones: What contributed to your growth this quarter?

Suresh Senapaty: The sequential revenue growth of 8% in dollar terms was sustained volume growth and improved price realization. Our enterprise business sustained its momentum with 11% sequential growth, while our technology business continued its growth with a 7% sequential growth.

Dow Jones: How much has the pricing improved?

Suresh Senapaty: Pricing has improved about 3% points in both in on site as well as offshore, and that has significantly contributed to our expansion of operating margin by about 3.4% points. About 23.6 to 27% is our operating margin, and we had better price realization, which is in the form of better management of the fixed price project, in terms of better productivity, better business mix, and some kind of increases from the customers. We had also about 0.6% of margin expansion coming out some IP sales which are typically lumpy. We had some amount of pricing improvement in the margin because of offshore percentage going up. We had some savings in the depreciation by about 1 percentage points. So as a combination of all this we had an expansion of operation margin by about 3.4%.

Dow Jones: In terms of verticals what is the growth? And where is the growth coming from?

Suresh Senapaty: In terms of the verticals the growth came from retail. The growth has come from corporate. The growth has come from T&IN (Telecom and Inter-Networking). The growth has come from E&PE (Embedded & Product Engineering), so virtually each and every vertical has grown.

Dow Jones: Okay. So in terms of pricing, is this pricing likely to be sustained, or who is giving the price increases, is it new customers or..?

Suresh Senapaty: Like I said that the pricing increase has been a combination of multiple factors, one is the business mix, two is some price increases from the customers, and three also is productivity improvement that we have given to the customer, a. in the form of fixed price projects or better time to market advantage. The combination of this, we are not necessarily saying that the environment has completely changed that we can go on the price increases but we are saying there is a situation of the amount of stability in the price.

Dow Jones: There was 3% of increase, last quarter if I am not wrong you had a 2% price increase.

Suresh Senapaty: That is right; this is the third quarter consecutively to have price increase.

Dow Jones: What is the recruitment plan like in the second quarter?

Suresh Senapaty: As you know we don’t share the actual person hires but last quarter if you look at the hires we had it was about 3,000 employees we added both IT services as well as IT enabled services.

Dow Jones: Right. So can you talk about for the year?

Suresh Senapaty: Well, as we are saying that growth has been good and we guided $318 million approximately $318 million as revenue for the next quarter. We think the momentum will continue across the verticals, across the practices, across the geographies. Last quarter we had a very good growth in the Europe geography, and we think that momentum will continue, since we are expecting the growth to be primarily in the volume terms, so...

Dow Jones: Driven by Europe or the reasons above?

Suresh Senapaty: Well it will be combination from all the three, but I think we have started picking up in Europe pretty well.

Dow Jones: How is US doing?

Suresh Senapaty: US is also doing well. I think we have grown there, so its not that we have reached any limit that we don’t want to grow any one particular region but our objective is to grow in all the regions.

Dow Jones: In terms of exposure to individual regions, how much has your US contributed?

Suresh Senapaty: See about 66% of our revenue comes from US, 28% from Europe and 6% from rest.

Dow Jones: How does it compare sir to the previous quarter?

Suresh Senapaty: The previous quarter was about 69% from US, 26% from Europe. So I think Europe has gone up from 26% to 28%.

Dow Jones: Yeah, what is the overall business plan looking like in terms of tech spending of the clients?

Suresh Senapaty: We are seeing the spend is going up, while up to March we had been seeing a lot of growth coming from outsourcing of the existing budgets, outsourcing of the maintenance budgets, we have started seeing some of development budgets, application development budgets coming in, that means the, particularly from technology companies perspective they want product introduction faster, so therefore they want more researches to be done, they want more outsourcing to be done. So we have seen a steady increase in the application development in the R&D side.

Dow Jones: So the spend is going up?

Suresh Senapaty: That’s right.

Dow Jones: Sir just to clarify this, 3% price has been over the quarter or...

Suresh Senapaty: Yeah, sequentially from March quarter to June quarter.

Dow Jones: Okay, anything on the American Depository Receipts, Sir?

Suresh Senapaty: Well, as you know that we have complete open mind, we have not taken any decision as to when we should go for it, but we will let you know if and when we take a decision on that.

Dow Jones: What is the Capex for this period?

Suresh Senapaty: Again, we don’t give specific guidance for quarter for the financial year but we keep on adding facilities based on the head counts that we are adding on. We have currently adding on investments in Electronic City, we adding investment in Chennai, in Hyderabad and Pune, so all these investment have been funded.

Dow Jones: Outsourcing backlash, the noise against outsourcing, what is your take on that?

Suresh Senapaty: I think the outsourcing backlash, the talks that where happening have got significantly subdued with lets say development in terms of the job loss is fairly stable and is not going up and lot of announcements by the US companies to hire more people. Also, the statistics that have come which says that the job loss to India is just miniscule. From that standpoint, it is much more moderate and much more subdued, but I don’t think it is completely gone and we have to still wait and watch because elections are still there and anytime it can still get up, but it has significantly subdued.

Dow Jones: Sir one last question on salaries, I mean, any further hikes expected onsite/offshore.

Suresh Senapaty: No, actually in this particular quarter we are going to look at the comprehensive salary revision. So in Wipro Spectramind, the IT enabled services, the compensation increase already has been given, and in IT services both in offshore and on onsite it will be given during this particular quarter. So we will see the impact of that in the operating margin for the current quarter.

Dow Jones: How much is this likely to be, I mean compared to the industry?

Suresh Senapaty: Yes, we will be competitive.

Dow Jones: Has there been any, I mean, has that abated, does the poaching by multinational companies?

Suresh Senapaty: I think you should look at your attrition rates, we have retained the same level or improved compared to the last quarter and we are looking at the compensation increase review in this particular quarter.

Dow Jones: All right sir.

Suresh Senapaty: Thank you.